JONES ENERGY, INC.

807 Las Cimas Parkway, Suite 350

Austin, Texas 78746

(512) 328-2953

June 27, 2016

VIA EDGAR AND HAND DELIVERY

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Jones Energy, Inc.

Registration Statement on Form S-3

Filed May 25, 2016

File No. 333-211568

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2016, with respect to the Company’s Registration Statement on Form S-3, File No. 333-211568, filed with the Commission on May 25, 2016 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. Marked copies of Amendment No. 1 showing changes from the initial Registration Statement will be delivered to your attention as well.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

Calculation of Registration Fee

Description of Warrants, page 22; Description of Units, page 23; Description of Purchase Contracts, page 24

1.                                      We note your disclosure that you may issue warrants to purchase “other securities, including securities of third parties,” that your units may consist of “other securities,”

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and that your purchase contracts may relate to the purchase or sale of “securities of third parties.” Please note that all securities underlying those you are registering must also be registered, included in your fee table and described in the registration statement. With regard to securities of third parties, please note that even if you have an exemption available for the offer and sale of such securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. Please see our Securities Act Sections C&DI Question 203.03 and the Morgan Stanley & Co., Incorporated no-action letter (June 24, 1996). If you wish to include the third party securities, please provide us your analysis why registration under the Securities Act is not required. If you do not wish to offer third party securities underlying any debt securities or purchase contracts, please revise your prospectus to so clarify.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to eliminate the references to other securities or securities of third parties, as applicable. Please see pages 22, 23 and 24 of the prospectus in Amendment No. 1.

Undertakings, page II-5

2.                                      Please revise to include the undertakings contained in Item 512(i) of Regulation S-K.

Response: We have revised the Registration Statement in response to your comment. Please see page II-6 of Amendment No. 1.

Exhibit 5.1

3.                                      Please have counsel revise the first paragraph of the opinion to fully cover all of the securities that you are registering on your Form S-3. For example, the term “Securities” does not appear to cover the warrants you are registering. As another example, the term “Warrants” covers only “warrants for the purchase of Common Stock,” whereas page 22 of your filing indicates that you are registering “warrants to purchase common stock, preferred stock, debt securities, or other securities, including securities of third parties or other rights . . . or any combination of the foregoing.” Refer generally to Item 601(b)(5) of Regulation S-K and the guidance related thereto in the Division’s Staff Legal Bulletin No. 19, which is available on our website.

Response: We have revised Exhibit 5.1 to the Registration Statement in response to your comment and are filing such revised Exhibit 5.1 with Amendment No. 1.

4.                                      On page 6 of your registration statement, you state, “The debt securities covered by this prospectus will be general unsecured obligations of JEH LLC and/or FinCorp.” However, the first paragraph of the opinion contemplates “the offer and sale by the Company . . . of (i) debt securities.” Please ensure that the revised opinion of counsel is consistent with the description of the debt securities in your filing.

Response: We have revised Exhibit 5.1 to the Registration Statement in response to your comment and are filing such revised Exhibit 5.1 with Amendment No. 1.

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5.                                      As to the depositary shares you are registering, please ensure that the revised opinion of counsel opines upon whether the shares will entitle the holders to the rights specified in the deposit agreement and the related depositary receipts. See Section II.B.1.D of the Division’s Staff Legal Bulletin No. 19.

Response: We have revised Exhibit 5.1 to the Registration Statement in response to your comment and are filing such revised Exhibit 5.1 with Amendment No. 1.

* * * * * * * *

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact Mollie Duckworth at (512) 322-2551 or me at (512) 493-4899.

As requested in your comment letter, we acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert J. Brooks
Robert J. Brooks
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission
Parhaum J. Hamidi, Attorney-Adviser

Mollie Duckworth, Baker Botts L.L.P.